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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FIRSTFED AMERICA BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    337929103
                      -------------------------------------
                                 (CUSIP Number)

                                Robert F. Stoico
                       c/o FIRSTFED AMERICA BANCORP, INC.
         ONE FIRSTFED PARK, Swansea, Massachusetts 02777 (508) 679-8181
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


                                                                 SEC 300 (07-98)


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                                            SCHEDULE 13D

CUSIP No. 337929103                               Page  2  of    6   Pages
                                                      -----    -----


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   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Robert F. Stoico

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) /_/
                                                                         (b) /_/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

              PF;OO
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
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                       7   SOLE VOTING POWER
      NUMBER OF                  335,569
       SHARES      -------------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY
        EACH       -------------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                    335,569
        WITH       -------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         335,569 Shares (including 130,608 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             5.05%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------


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Item 1.     Security and Issuer.
            -------------------

      This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of FIRSTFED AMERICA BANCORP, INC., ("FIRSTFED"), a corporation organized under the laws of the State of Delaware. The principal executive offices of FIRSTFED are located at ONE FIRSTFED PARK, Swansea, Massachusetts 02777.

Item 2.     Identity and Background.
            -----------------------

      This Schedule 13D is being filed by Robert F. Stoico, President, Chief Executive Officer and Chairman of the Board of FIRSTFED. Mr. Stoico's business address is ONE FIRSTFED PARK, Swansea, Massachusetts 02777. Mr. Stoico is a United States citizen. During the past five years Mr. Stoico has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

      8,000 shares were acquired by Mr. Stoico for a total of $101,135.84. All of the funds used to purchase these shares were personal funds of Mr. Stoico.

      9,076 shares were acquired by Mr. Stoico as a result of his being allocated such shares under the First Federal Savings Bank of America Employee Stock Ownership Plan. These shares were acquired by Mr. Stoico in connection with his employment with First Federal Savings Bank of America and without payment therefor.

      87,072 shares were acquired by Mr. Stoico as a result of his being awarded such shares as an employee under FIRSTFED's 1997 Stock-Based Incentive Plan, as amended and restated. These shares were acquired by Mr. Stoico without payment therefor.

      130,608 shares may or will be acquired by Mr. Stoico upon his exercise of stock options under FIRSTFED's 1997 Stock-Based Incentive Plan, as amended and restated, which options are exercisable within 60 days of July 28, 2000. The exercise price for each of these shares is $18.50.

      69,596 shares were indirectly acquired by Mr. Stoico with deferred compensation amounts and with funds contributed by First Federal Savings Bank of America pursuant to three separate deferred compensation arrangements in connection with his employment with First Federal Savings Bank of America.


                                        3

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      31,217 shares were indirectly acquired by Mr. Stoico under the First
Federal Savings Bank of America 401(k) Thrift Plan with funds contributed by Mr. Stoico and First Federal Savings Bank of America.

Item 4.     Purpose of Transaction.
            -----------------------

      The shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine from time to time or at any time to purchase additional shares of FIRSTFED or sell or otherwise dispose of some of the shares. Other than in his capacity as the Chief Executive Officer, Chairman and President of FIRSTFED and as a member of FIRSTFED's Board of Directors, Mr. Stoico has no plans which relate to or would result in:

      (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving FIRSTFED or any of its subsidiaries;

      (b) a sale or transfer of a material amount of assets of FIRSTFED or any of its subsidiaries;

      (c) any change in the present Board of Directors or management of FIRSTFED, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (d) any material change in the present capitalization or dividend policy of FIRSTFED;

      (e) any other material change in FIRSTFED's business or corporate structure;

      (f) changes in FIRSTFED's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of FIRSTFED by any person;

      (g) causing a class of securities of FIRSTFED to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (h) a class of equity securities of FIRSTFED becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (i)   any action similar to any of these enumerated above.


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Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) 335,569 shares are beneficially owned by the reporting person as of the date of this statement, including 130,608 shares that Mr. Stoico has the right to acquire pursuant to exercisable options within 60 days, representing 5.05% of the total shares issued and outstanding of FIRSTFED's common stock.

      (b) The reporting person has sole voting and dispositive power over 335,569 shares.

            The reporting person has no shared voting and dispositive power.

      (c) The reporting person has acquired shares of FIRSTFED common stock through a broker within the past 60 days as set forth below:



                                    NO. OF            PRICE PER
                   DATE             SHARES             SHARE
                   ----             ------            --------

                  05/31                153            $11.50
                  05/31                807            $11.50
                  05/31                800            $11.625
                  06/14                131            $11.6875
                  06/26                131            $11.4375
                  06/28              1,607            $11.75
                  07/11                128            $11.75
                  07/13              2,383            $12.1469
                  07/14             11,500            $12.8723
                  07/27                277            $13.4375


      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect
        ----------------------------------------------------------------------
         to Securities of the Issuer.
        ----------------------------

        There are no contracts, arrangements, understandings or relationships between Mr. Stoico and any person with respect to any securities of FIRSTFED.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.



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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                               /s/ Robert F. Stoico
                                               ------------------------------
                                               Robert F. Stoico


Date: August 3, 2000





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